EXHIBIT 99.1

ROGERS WIRELESS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2003)

May 19, 2004

ROGERS WIRELESS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX

The following is an index of the Annual Information Form referencing the requirements of Form 44-101F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Wireless Communications Inc.’s Amended — Management’s Discussion and Analysis for the fiscal year ended December 31, 2003 (the “2003 MD&A”) and in the Rogers Wireless Communications Inc.’s Management Information Circular dated April 19, 2004, (the “2004 Information Circular”) each of which is filed on SEDAR and incorporated herein by reference as noted below.

			2004
	Annual Information	2003	Information
	Form	MD&A	Circular
Item 1 – Cover Page	1
- Index	2
Item 2 – Corporate Structure
2.1 – Name and Incorporation	3
2.2 – Intercorporate Relationships	3	7(1)
Item 3 – General Development of the Business
3.1 – Three Year History	4-5
3.2 – Significant Acquisitions and Significant Dispositions	n/a
3.3 – Trends		5-6(2)
Item 4 – Narrative Description of the Business
4.1 – General-Business Overview		1-7(3)
– Employees		19(4)
– Properties, Trademarks, Environmental and Other Matters	5	7, 22-29 (1), 30(5)
Item 5 – Selected Consolidated Financial Information
5.1 – Annual Information		34(6)
5.2 – Dividends	6
Item 6 – Management’s Discussion and Analysis		1-28
Item 7 – Market for Securities	6
Item 8 – Directors and Officers	6-11		3 (7), 25(9)
Item 9 – Additional Information	11		3(8), 11-12(10)

(1)	Under the heading “Intercompany and Related Party Transactions”.

(2)	Under the heading “Recent Wireless Industry Trends”.

(3)	Under the headings “Overview”, “Company Strategy”, “Key Performance Indicators” “Seasonality” “Overview of Government Regulation and Regulatory Developments” and “Competition”.

(4)	Under the heading “Employees”.

(5)	Under the heading “Commitments and Contractual Obligations”.

(6)	Under the heading “Five-Year Financial Summary”.

(7)	Under the heading “Shares Entitled to be Voted at the Meeting – Principal Holders of Shares of the Corporation”.

(8)	Under the heading “Shares Entitled to be Voted at the Meeting”.

(9)	Under the heading “Board Committees”

(10)	Under the heading “Take-Over Bid Protection for Class B Restricted Voting Shares”.

ITEM 2 — CORPORATE STRUCTURE

Item 2.1 — Name and Incorporation Rogers Wireless Communications Inc. (“RWCI” or the “Company” and, together with its subsidiaries, “Wireless”) is a holding company which has been continued under the Canada Business Corporations Act. Rogers Wireless Inc. (“RWI”) is the principal operating subsidiary of RWCI.

     In June 2000, amendments were made to the articles of RWCI to change the name of the Company to “Rogers Wireless Communications Inc.” in English and “Rogers Communications sans fil Inc.” in French or such other similar names or versions acceptable to the Director, Industry Canada. This change corresponded with the name change of the Company’s operating subsidiary from Rogers Cantel Inc. to Rogers Wireless Inc.

     In May 2002, changes were made to the articles of the Company to amend the constrained share provisions in its articles principally to better conform with the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). Most significantly, the amendments provided that: (i) the maximum number of Class A Multiple Voting Shares of RWCI that may be held by or on behalf of non-Canadians be 33 1/3 of the total number of issued and outstanding voting shares; and (ii) for the sale of Class A Multiple Voting Shares if certain ownership levels are exceeded. In addition, the articles were amended to provide that: (i) the registered office of RWCI be located in the Province of Quebec, as opposed to the “Urban Community of Montreal” as previously provided; and (ii) meetings of shareholders of RWCI may be held outside of Canada at any of the following places in the United States: Seattle, Washington; New York, New York; Dallas, Texas; Atlanta, Georgia; San Francisco, California; and Boston, Massachusetts as well as Tokyo, Japan.

Item 2.2 — Intercorporate Relationships The following organization chart illustrates, as of December 31, 2003, the ownership structure of RWCI and its principal subsidiaries and indicates the jurisdiction of incorporation of each entity shown. As noted, RWCI is a corporation controlled by Rogers Communications Inc. (“Rogers” or “RCI”).

(1)	Undiluted. The ownership interest held by AT&T Wireless Services, Inc. (“AWE”) is held indirectly. Voting power for RCI, AWE and the public shareholders at December 31, 2003 was approximately 67.4%, 31.1% and 1.5%, respectively.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

2004 Year-to-Date Developments

•	On February 20, 2004, RWI completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

•	On April 28, 2004, RCI received notice from AWE of its intent to explore options to monetize its stake in Wireless. AWE’s stake consists of 48.6 million Class A Multiple Voting shares and Class B Restricted Voting shares of RWCI that are held through JVII Partnership (“JVII”). The letter received by RCI states AWE’s interest in negotiating with RCI for a period of 21 days to attempt to reach an agreement on a private sale to RCI.

Three Year History
2003 Highlights

•	Completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across the national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

•	Announced that the Company would transition the branding to Rogers Wireless from Rogers AT&T Wireless on March 8, 2004. The transition has begun bringing greater clarity to the Rogers brand in Canada. As a result, a non-cash charge in 2003 of approximately $20.0 million was recorded to reflect the accelerated amortization of the associated brand licence costs the decision to terminate the licence had been made in 2003.

2002 Highlights

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AWE and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

2001 Highlights

•	Successfully participated in Industry Canada’s spectrum licensing auction in January 2001, which resulted in the acquisition of 23 licenses of 10 MHz each of spectrum in various regions across Canada;

•	Launched 1.9 GHz GSM/GPRS wireless voice and data services to 85% of the Canadian population (reached 93% in 2002);

•	Completed the implementation of the new AMDOCS billing and customer care system with the integration of data and messaging customers;

•	Completed three financing transactions:

1.	On April 12, 2001, RWI amended its bank credit facility to provide it with a revolving credit facility of $700 million with no reduction until April 30, 2006 and a final maturity on April 30, 2008;

2.	On April 18, 2001, RWCI completed an equity rights offering, yielding approximately $419.9 million, net of costs; and

3.	On May 2, 2001, RWI completed a debt issue in an aggregate amount of US$500 million (approximately Cdn$770 million) of 9.625% Senior Secured Notes due May 1, 2011, the full amount of which has been hedged with respect to foreign exchange.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

Properties, Trademarks, Environmental and Other Matters

     In most instances, Wireless owns the assets essential to its operations. The major fixed assets of Wireless are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment). Wireless also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long term leases. Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing a majority of this office space to RCI and other subsidiaries of RCI. In addition, Wireless owns service vehicles, data processing facilities and test equipment. The operating systems and software related to these assets are either owned by Wireless or are used under license. Most of Wireless’ assets are subject to various security interests in favour of lenders.

     The Company’s wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces.

     Wireless owns or has licensed various brands and trademarks used in its businesses. Wireless maintains customer lists for its businesses. Various of Wireless’ trade names are protected by trademark. Wireless’ intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

Environmental protection requirements applicable to Wireless’ operations are not expected to have a significant effect on its capital expenditures, earnings or its competitive position in the current or future fiscal years.

ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

Dividend Policy

     There were no cash dividends declared by RWCI for the period from September 1, 1985 to December 31, 2003. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of RWCI and will depend on Wireless’ operating results, financial condition and capital requirements, general business conditions and such other factors as the Board of Directors of RWCI deems relevant. Wireless is party to various credit agreements that restrict Wireless’ ability to declare dividends.

ITEM 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS

The 2003 MD&A is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

     Rogers Wireless Communications Inc. Class B Restricted Voting Shares (in Canada: RCM.B, in the United States: RCN. CUSIP # 775315104) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

ITEM 8 — DIRECTORS AND OFFICERS

     As at December 31, 2003, RWCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate of 62,820,371 Class A Multiple Voting shares of RWCI, representing approximately 69.4% of the issued and outstanding Class A Multiple Voting shares of RWCI, and an aggregate of 16,317,644 Class B Restricted Voting shares of RWCI, representing approximately 31.4% of the issued and outstanding Class B Restricted Voting shares of RWCI.

     Following is a list of directors and principal executive officers of RWCI prepared as of December 31, 2003, indicating their municipality of residence and their principal occupation within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Company’s Board of Directors.

Name	Position
Edward S. Rogers, O.C.(2)(4)	Director and Chairman
H. Garfield Emerson, Q.C.(1)(2)(7)	Director and Deputy Chairman
Nadir H. Mohamed(2)	Director and President and Chief Executive Officer
Joseph B. Chesham	President, Ontario Region
Jean Laporte	President, Eastern Region
Darryl E. Levy	President, Midwest Region
Arnold J. Stephens	President, Western Canada
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Vice President
Donna McNicol	Vice President, Human Resources
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Lewis M. Chakrin(2)(3)	Director
George A. Fierheller(1)	Director and Honourary Chairman
Albert Gnat, Q.C.(5)	Director
James C. Grant(1)	Director
Thomas I. Hull(2)	Director
Kent Mathy(3)	Director
Pierre L. Morrissette(1)	Director
The Hon. David R. Peterson, P.C., Q.C.(1)(6)	Director
Jordan M. Roderick(2)(3)	Director
Edward Rogers(2)(4)	Director
Loretta A. Rogers(4)	Director
G. Michael Sievert (3)	Director
J. Christopher C. Wansbrough(1)(2)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	In 1999, RWCI, RCI and JVII entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favour of JVII with respect to RWCI so long as JVII holds at least 20% of the equity shares of RWCI, including the ability to nominate four directors to RWCI’s board of directors. Messrs. Chakrin, Mathy and Roderick serve as our directors pursuant to the shareholders’ agreement.

(4)	Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.

(5)	Albert Gnat died on April 15, 2004.

(6)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998.

(7)	Mr. Emerson was a director of Livent Inc. when the Ontario Securities Commission issued a cease trade order at the request of Livent Inc. in August 1998. Mr. Emerson resigned as director of Livent Inc. in November 1998.

     Edward S. Rogers, O.C., 70, a resident of Toronto, Ontario and has been Chairman of the Corporation since May, 1991. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, 63, Q.C., a resident of Toronto, Ontario and has been a director of the Corporation since April, 1992 and Deputy Chairman of the Board since May, 2002. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established NM Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

     Nadir H. Mohamed, 48, a resident of Toronto, Ontario, and has been a director of the Corporation since June, 2001. Mr. Mohamed is President and Chief Executive Officer of the Corporation. Prior to joining the Corporation, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his C.A. designation in 1980.

     Joseph B. Chesham, a resident of Newmarket, Ontario, was appointed our President, Ontario Region in March 2003. Prior to his appointment, Mr. Chesham served as Vice President, National Corporate Sales from December 2002 to March 2003 and Vice President, Sales and Distribution for the Ontario Region from September 2001 to December 2002.

     Jean Laporte, a resident of Montreal, Quebec, was appointed our President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001.

     Darryl E. Levy, a resident of Winnipeg, Manitoba, was appointed our President, Midwest Region in August 2000. From 1994 to 2000, Mr. Levy served as General Manager, Midwest Region.

     Arnold J. Stephens, a resident of Calgary, Alberta, was appointed our President, Western Canada in September 2000. Prior to his appointment, Mr. Stephens held a series of senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

     Robert F. Berner, a resident of Unionville, Ontario, has been our Executive Vice President and Chief Technology Officer since January 2002. He was appointed our Senior Vice President and Chief

Technology Officer in 1997, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1997. Mr. Berner has been associated with us since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is a founding member and director of the board of governors of the 3G Americas Consortium.

     Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in 2001. Prior to his appointment with Wireless, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited, Pepsi-Cola Canada Beverages Inc. and Warner Lambert.

     James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Service and Distribution in 2001. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

     Bruce Burgetz, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining us, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart. Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

     John R. Gossling, a resident of Toronto, Ontario, was appointed our Senior Vice President and Chief Financial Officer in July 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

     M. Lorraine Daly, a resident of Toronto, Ontario, has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

     Alan D. Horn, a resident of Toronto, Ontario, has served as a Vice President since 1996 and, from October 1999 until May 2003, served as a Director. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

     Donna McNicol, a resident of Mississauga, Ontario, was appointed our Vice President, Human Resources in 2002.

     Graeme H. McPhail, a resident of Toronto, Ontario, has served as Vice President and Associate General Counsel since 1996. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1996 and has been associated with RCI since 1991.

     David P. Miller, a resident of Toronto, Ontario, has served as Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.

Lewis M. Chakrin, 56, a resident of Mendham, New Jersey, and has been a director of the Corporation since October, 2001. Mr. Chakrin is Executive Vice-President, Corporate Strategy and Business Development AT&T Wireless Services, Inc. Mr. Chakrin joined Bell Labs in 1969 and served as a supervisor in the Operations Research Group and the Network Architecture Planning Group. He joined AT&T Corporate Headquarters in 1982 and served in various capacities including Vice-President, Business Sales Division, Strategic Planning Vice-President, International Communications Services, Vice-President, Personal Communications Services, Vice-President Business Development and Corporate Strategy and Vice-President, Consumer Product Management. Mr. Chakrin holds a M.Sc. in Operations Research, Columbia University, and an M.B.A. and Ph.D. in Finance, New York University’s Graduate School of Business.

     George A. Fierheller, 70, a resident of Toronto, Ontario, and has been a director of the Corporation since May, 1991. Mr. Fierheller is President, Four Halls Inc. and served with IBM prior to founding Systems Dimensions Limited in 1968. Mr. Fierheller was appointed President and Chief Executive Officer, Premier Cablesystems Limited in 1979, Vice-Chairman of the merged Rogers Cablesystems Inc. in 1980 and Chairman and Chief Executive Officer of Rogers Wireless Mobile Communications Inc. in 1989. Mr. Fierheller is a director of Extendicare Inc., the Sunnybrook & Women’s Hospital Foundation, the Council for Business and the Arts in Canada, the Canadian Institute for Advanced Research and the Greater Toronto Marketing Alliance. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of The Order of Canada in 2000.

     James C. Grant, 67, a resident of Oakville, Ontario, and has been a director of the Corporation since April, 1992. Mr. Grant is President, C.G. James & Associates. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice-President, Systems and Technology. Mr. Grant serves as a director of AgoraeGlobal, U.S.A. and Secure Electrans Limited (U.K.). Mr. Grant represented Canada in a number of international associations including the Business Industry Advisory Committee to the O.E.C.D., the International Chamber of Commerce on Information Systems and the Telecommunications and Computer Services Sectoral Advisory group on International Trade, Government of Canada (NAFTA). Mr. Grant holds a B.Eng., Technical University of Nova Scotia.

     Thomas I. Hull, 72, a resident of Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

     Kent J. Mathy, 44, a resident of Kenilworth, Illinois, and has been a director of the Corporation since October, 2003. Mr. Mathy is Executive Vice-President, Business Market Groups, AT&T Wireless Services, Inc. Previously Mr. Mathy served as Chairman, President and Chief Executive Officer, Celox Networks. Prior to joining Celox, Mr. Mathy served with AT&T, holding numerous management positions nationwide over a period of 18 years. Mr. Mathy holds a Bachelor of Business Administration, Marketing, University of Wisconsin-Oshkosh, 1981, and attended the University of Michigan, Executive Programme, 1993.

     Pierre L. Morrissette, 57, a resident of Oakville, Ontario and has been a director of the Corporation since May, 1991. Mr. Morrissette serves as Chairman, President and Chief Executive Officer of Pelmorex Inc. Mr. Morrissette previously served as President and Chief Executive Officer, Canadian Satellite Communications Inc., Chairman and Chief Executive Officer, CI Cable Systems, Senior Vice-President and Chief Financial Officer, Telemedia Communications Inc., President, Gasbeau Investments and President, Telemedia Enterprises. Mr. Morrissette serves on the Advisory Boards of The Richard Ivey School of Business and Meteorological Services of Canada, Environment Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

     The Hon. David R. Peterson, P.C., Q.C., 60, a resident of Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP and Chairman of Cassels Pouliot Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Industrielle Alliance Assurance Company and National Life Assurance Company of Canada, Rogers Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

     Jordan Roderick, 46, a resident of Redmond, Washington and has been a director of the Corporation since April, 2000. Mr. Roderick is President, International, AT&T Wireless Services, Inc. Prior to his current position, Mr. Roderick was Executive Vice-President Wireless Technology and Products and served in a variety of roles with LIN, McCaw Cellular and AT&T Wireless Services, Inc., including Executive Vice-President, Cellular One in New York and Vice-President, Products Development, AT&T Wireless Services, Inc. Mr. Roderick serves as a director of Rogers Wireless Inc. and PrairieComm, Inc. Mr. Roderick holds a B.A. and M.B.A. from Dartmouth College.

     Edward Rogers, 34, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1999. Mr. Rogers also serves as a director of RCI, Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers is President and Chief Executive Officer of Rogers Cable Inc. Previously, Mr. Rogers was Senior Vice President, Planning of RCI and, from 1998 to 2000, served as Vice President, General Manager, Greater Toronto Area, Rogers Cable Inc. From 1996 to 1998, Mr. Rogers served as our Vice President and General Manager of Paging, Data and Emerging Technologies.

     Loretta A. Rogers, 65, a resident of Toronto, Ontario. Mrs. Rogers serves as a director of Rogers Communications Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

     G. Michael Sievert, 34, a resident of Yarrow Point, Washington and has been a director of the Corporation since October, 2002. Mr. Sievert is Executive Vice-President and Chief Marketing Officer, AT&T Wireless Services, Inc. , a position he has held since March, 2002. Previously, Mr. Sievert served as Chief Marketing and Sales Officer, E*TRADE Group, Inc. and has held executive positions with IBM and Proctor & Gamble. Mr. Sievert holds a B.Sc. in Economics, The Wharton School, University of Pennsylvania.

J. Christopher C. Wansbrough, 71, a resident of Toronto, Ontario. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited and has held that position since December, 1997. Mr. Wansbrough serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc. and United Corporations Ltd. Mr. Wansbrough has also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and the Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

ITEM 9 — ADDITIONAL INFORMATION

General

RWCI shall provide to any company or person, upon request to the Secretary of RWCI:

(a)	when the securities of RWCI are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the annual information form of RWCI, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(ii)	one copy of the comparative financial statements of RWCI for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of RWCI subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the information circular of RWCI in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above;

or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided RWCI may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of RWCI.

The Secretary of RWCI can be contacted at RWCI’s executive office, located at One Mount Pleasant Road, Toronto, Ontario, Canada, M4Y 2Y5 (telephone: 416-935-1100).

Additional information including directors and officers remuneration and indebtedness, principal holders of RWCI’s securities, options to purchase securities and interest of insiders and material transactions is contained in RWCI’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in RWCI’s comparative financial statements for its most recently completed financial year.